Exhibit 99.33

Linear Gold Intersects New Gold Zones from Drilling at the Ixhuatán Project, Mexico

September 26, 2006 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce that it has identified additional gold mineralization from drilling at its 100% owned Ixhuatán project in Chiapas, Mexico. The new results are from the Laguna Chica zone, located 725 metres southeast of the Campamento gold deposit, the Laguna Grande zone, located 500 metres southwest of Campamento, and the Western zone, located 650 metres northwest of Campamento. Highlights from the drilling are as follows:

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6.0 grams per tonne gold and 31.8 grams per tonne silver over 10.4 metres cut by hole IX-109 from 11.6 metres depth at the Laguna Chica zone.

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1.9 grams per tonne gold and 9.0 grams per tonne silver over 10.0 metres from 94 metres depth, and 1.0 grams per tonne gold over 32 metres from 146 metres depth cut by hole IXLG-08 at the Laguna Grande zone.

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14.1 grams per tonne gold and 25.5 grams per tonne silver over 6.0 metres cut by hole IXWA-07 from 192.0 metres depth at the Western zone.

The results from drilling are summarized below:

Drill Hole	Drilling Area	From	To	Interval* (Metres)	Grams per tonne Gold	Grams per tonne Silver

IX-109	Laguna Chica	11.6	22	10.4	6.0	31.8
IX-109	Laguna Chica	54	56	2.0	19.4	50.0

IXLG-03	Laguna Grande	24	26	2.0	3.2	1.2

IXLG-04	Laguna Grande	122	124	2.0	1.7	1.7
IXLG-04	Laguna Grande	134	140	6.0	1.1	18.4

IXLG-05	Laguna Grande	10	12	2.0	10.4	9.1

IXLG-06	Laguna Grande	138	140	2.0	1.0	3.0
IXLG-06	Laguna Grande	150	160	10.0	0.7	4.5
IXLG-06	Laguna Grande	174	176	2.0	2.1	5.2

IXLG-08	Laguna Grande	48	50	2.0	1.2	3.9
IXLG-08	Laguna Grande	94	104	10.0	1.9	9.0
IXLG-08	Laguna Grande	146	178	32.0	1.0	0.3
IXLG-08	Laguna Grande	212	214	2.0	3.0	4.3
IXLG-08	Laguna Grande	228	234.09	6.1	1.3	0.9

IXWA-07	Western	116	126	10.0	2.1	1.6
IXWA-07	Western	140	142	2.0	1.5	0.2
IXWA-07	Western	148	154	6.0	1.0	0.4
IXWA-07	Western	176	184	8.0	3.4	1.3
IXWA-07	Western	192	198	6.0	14.1	25.5
IXWA-07	Western	214	218	4.0	1.0	1.5
IXWA-07	Western	228	230	2.0	1.1	3.5

IXWA-08	Western	56	58	2.0	1.4	1.1
IXWA-08	Western	68	72	4.0	2.2	0.8
IXWA-08	Western	178	180	2.0	3.4	0.2
IXWA-08	Western	190	192	2.0	1.1	0.1

* Note: The true widths of the intersections have not yet been determined; widths in table are based on core lengths

A drill hole map illustrating all drill holes discussed in this press release is available at http://www.ccnmatthews.com/docs/0926lrr.jpg. A detailed drill hole map for each of the Western, Laguna Chica and Laguna Grande zones can be observed on Linear’s website at http://www.lineargoldcorp.com.

Laguna Chica Zone

Recently completed soil sampling in the Laguna Chica basin, immediately southeast of the Campamento gold resource, has identified a previously unknown area of anomalous gold soil values that is roughly 300 metres by 150 metres in size and is located approximately 500 to 700 metres south of Campamento.  Hole IX-109 was the first hole drilled in this area, and was collared 725 metres from the Campamento deposit.  The hole was designed to drill below the gold soil anomaly from the southeast at an azimuth of 330 degrees and an inclination of -60 degrees. Hole IX-109 cut 10.4 metres of oxide gold mineralization containing 6.0 grams per tonne gold and 31.8 grams per tonne silver.  This gold bearing interval is located beneath 11.6 metres of overburden and extends to 22 metres depth.  Directly below the gold zone, from 22 to 32 metres depth, the hole cut a zone of silver mineralization that averaged 24.2 grams per tonne silver.  Much of the gold and silver mineralization is associated with abundant fracturing that occurs around the contact of an intermediate composition intrusive body, and follow-up drilling will explore for the projection of this oxidized zone to the south.  Assays below 162 metres depth are pending.

Laguna Grande Zone

An additional six holes have been completed along the Laguna Grande gold soil anomaly over a strike of 550 metres, and final results are pending for one of these holes (Hole IXLG-07).

Hole IXLG-08 was drilled 150 metres to the southeast and 100 metres higher in elevation relative to hole IX-104, which previously reported 16 metres of 2.2 grams per tonne gold and a separate zone of 18 metres grading 3.5 grams per tonne gold.  IXLG-08 was drilled at an azimuth of 330 degrees and an inclination of -60 degrees to oppose the previous drill hole and assist with the understanding of the geometry of the gold zone.  IXLG-08 cut five separate gold bearing zones containing intervals better than 1.0 grams per tonne gold including a two metre sample containing 4.0 grams per tonne gold. The two longer intercepts include 10 metres grading 1.9 grams per tonne gold and 9.0 grams per tonne silver from 94 metres depth and 32 metres grading 1.0 grams per tonne gold from 146 metres depth.  Further drilling is needed to confirm the geometry of the gold mineralization in this area and to expand the zone along strike.

Hole IXLG-03 was drilled 225 metres northwest of hole IXLG-02 at an azimuth of 150 degrees and an inclination of -55.  IXLG-03 cut a narrow 2.0 metre fracture zone that grades 3.2 grams per tonne gold.

Hole IXLG-04 was drilled 620 metres southwest of hole IXLG-03 at an azimuth of 150 degrees and an inclination of -55 degrees.  IXLG-04 cut two separate gold bearing intervals including 2.0 metres grading 1.7 grams per tonne gold from 122 metres and 6.0 metres grading 1.1 grams per tonne gold and 18.4 grams per tonne silver from 134 metres depth.

Hole IXLG-05 was drilled 415 metres to the northeast of IXLG-04 at an azimuth of 150 degrees and an inclination of -55 degrees.  IXLG-05 cut 2.0 metres grading 10.4 grams per tonne gold and 9.1 grams per tonne silver from 10 to 12 metres depth.  This interval was located at the bedrock – overburden interface.

Hole IXLG-06 was drilled 330 metres to the southwest of IXLG-04 at an azimuth of 150 degrees and an inclination of -55 degrees.  This hole cut three discreet zones of gold mineralization between 138 and 176 metres depth including: 2.0 metres grading 1.0 grams per tonne gold from 138 metres depth, 10 metres grading 0.7 grams per tonne gold from 150 metres depth, and 2.0 metres grading 2.1 grams per tonne gold from 174 metres depth.  These intervals were associated with a broad interval of porphyritic andesitic rocks that were cut by abundant calcite veins.

Western Zone

Hole IXWA-07 was drilled 100 metres southeast of hole IXWA-01 (drilled in 2005 containing 44 metres of 1.0 grams per tonne gold) at an azimuth of 330 and an inclination of -60 degrees. The hole intersected recrystallized limestone cut by discrete zones of black pyritic clays with significant gold mineralization from 116 to 230 metres depth, including 10 metres grading 2.1 grams per tonne gold from 116 metres and a higher grade zone of 6.0 metres containing 14.1 grams per tonne gold and 25.5 grams per tonne silver from a depth of 192 metres.

Hole IXWA-08 was drilled 125 metres northwest of Hole IXWA-07 at an azimuth of 150 degrees and an inclination of -55 degrees, in order to oppose the trend of previous drilling and better define the geometry of the gold zone.  IXWA-08 encountered low grade disseminated gold mineralization from 0 to 72 metres, including 4.0 metres of 2.2 grams per tonne gold from a depth of 68 metres. Holes IXWA-01, 07, and 08 seem to outline a broad northeast trending zone of fracture hosted gold mineralization, and the strike extension to the SW is currently being tested.

Campamento Deposit

Two additional holes were completed for metallurgical testing in the Campamento Deposit (IX-107 and IX-108) and the core is undergoing detailed work by Resource Development Inc., of Wheat Ridge, Colorado. A scoping study is underway which includes the projection of a modelled open pit to incorporate the gold mineral resource by Micon International Limited, of Toronto. The scoping study will be finalized upon completion of all of the metallurgical testing.

Additional Exploration at Ixhuatán

Three drill rigs are operating on the project testing the Laguna Chica and the Cerro La Mina zones as well as a newly identified target, based on anomalous gold in soils, located immediately north of the Campamento deposit. The drilling program is designed to increase the gold mineral inventory by offsetting ore grade intersections in the most promising areas surrounding Campamento.

A detailed induced polarization survey is continuing over the area that includes the Campamento, Laguna Grande, Laguna Chica, and the Western zones. Three dimensional modelling of the IP data is underway for the work completed on the Caracol and Cacate zones. Soil and stream sediment sampling is also underway on several areas throughout Linear’s 98,000 hectare Ixhuatán Property.

Phil Pyle, Linear’s Vice President of Exploration states: “We are pleased with the new near surface oxide gold mineralization at Laguna Chica, located in close proximity to the projection of the Campamento pit and near proposed sites for plant and facilities. With the encouraging results from the Laguna Grande and Western zones, the potential of a new gold mining district at Ixhuatán is beginning to be realized.”

This press release has been prepared under the supervision of Mr. David Rowe, Certified Professional Geologist, who serves as the qualified person for this project under National Instrument 43-101. A map of the project showing the location of all drill holes is available at the company’s website www.lineargoldcorp.com.

All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50g charge digestion Fire Assay – AA finish with samples greater that 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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        Fuller Fletcher & Associates Ltd

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